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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             ALEXANDER & ALEXANDER
                                 SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                          SUBSIDIARY CORPORATION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                AON CORPORATION
                                   (BIDDERS)

    COMMON STOCK, $1.00 PAR VALUE                      014476 10 5
   (Title of Class of Securities)               (CUSIP Number of Class of
                                                       Securities)

                              RAYMOND I. SKILLING
                           EXECUTIVE VICE PRESIDENT &
                                 CHIEF COUNSEL
                                AON CORPORATION
                             123 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 701-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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
 1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  AON CORPORATION, TAX ID NO.: 36-3051915
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b)[_]
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 3.SEC USE ONLY
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 4.SOURCES OF FUNDS (SEE INSTRUCTIONS)
  WC; OO
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)
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 6.CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE
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 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  $58,540,974*
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 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]
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 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
  99.9%*
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10.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  HC; CO
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
*SEE FOOTNOTE ON FOLLOWING PAGE.

                                       2
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
 1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  SUBSIDIARY CORPORATION, INC., TAX ID NO.: APPLIED FOR
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 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
 INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [_]
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 3.SEC USE ONLY
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 4.SOURCES OF FUNDS (SEE INSTRUCTIONS)
  AF (FROM PARENT)
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                  [_]
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 6.CITIZENSHIP OR PLACE OR ORGANIZATION
  MARYLAND
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 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  $58,540,974*
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 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]
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 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
  99.9%*
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10.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  CO

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*INCLUDES 14,247,922 SHARES OF COMMON STOCK THAT ARE ISSUABLE UPON THE
EXCHANGE OF CERTAIN SECURITIES THAT ARE THE SUBJECT OF A STOCK PURCHASE AND SALE AGREEMENT, DATED AS OF DECEMBER 11, 1996, (THE "STOCK PURCHASE AND SALE AGREEMENT"), BETWEEN AON CORPORATION ("PARENT") AND AMERICAN INTERNATIONAL GROUP, INC. ("AIG"). PURSUANT TO THE STOCK PURCHASE AND SALE AGREEMENT, AND SUBJECT TO THE TERMS AND CONDITIONS THEREOF, THE PARENT AGREED TO BUY AND AIG AGREED TO SELL 4,846,232 SHARES OF 8% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE (THE "SERIES B PREFERRED STOCK"), OF ALEXANDER & ALEXANDER SERVICES INC. (THE "COMPANY") OWNED BY AIG OR ITS SUBSIDIARIES. EACH SHARE OF SERIES B PREFERRED STOCK IS CURRENTLY CONVERTIBLE INTO APPROXIMATELY 2.94 SHARES OF CLASS D COMMON STOCK OF THE COMPANY. SUBJECT TO CERTAIN LIMITATIONS, THE CLASS D COMMON STOCK IS EXCHANGEABLE FOR COMMON STOCK OF THE COMPANY ON A SHARE-FOR-SHARE BASIS.

  Aon Corporation, a Delaware Corporation (the "Parent"), and Subsidiary Corporation, Inc., a Maryland corporation (the "Offeror") and a wholly owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on December 16, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 11, 1987, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, as amended (collectively, the "Shares"), as set forth in this Amendment No. 3. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The Offer expired at 12:00 midnight, New York City time, on Tuesday, January 14, 1997. Based on information provided by the depositary, First Chicago Trust Company of New York, there were validly tendered and not withdrawn approximately 44,293,552 Shares (including approximately 1,846,882 Shares tendered by means of guaranteed delivery), or approximately 99% of the outstanding Shares. The Shares validly tendered and not withdrawn at such time were accepted for payment. On January 15, 1997, the Parent issued the press release attached hereto as Exhibit (a)(20).

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(20) Press Release issued by the Parent on January 15, 1997.

                                       4
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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: January 15, 1997                   Aon Corporation

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Executive Vice President
                                                 and Chief Counsel

                                          Subsidiary Corporation, Inc.

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Vice President and
                                              Secretary

                                       5
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                                 EXHIBIT INDEX

 (a)(20) Press Release issued by the Parent on January 15, 1997.